SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

AMERICAN ISRAELI PAPER MILLS LIMITED

(Translation of Registrant's Name into English)

P.O. Box 142, Hadera, Israel

(Address of principal Executive Offices)

Client: AMERICAN ISRAELI
PAPER MILLS LTD.

Agency Contact: PHILIP Y. SARDOFF

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Third Quarter and Nine Months Results

Hadera, Israel, November 7, 2002 - American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] today reported financial results for the third quarter and nine months ended September 30, 2002.

Aggregate group sales in the first nine months of 2002 (January - September 2002) (including the associated companies in full, net of internal sales), totaled NIS 1,803.0 million (NIS New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 1,879.3 million in the corresponding period last year (Jan- Sept. 2001)($370.2 million compared with $385.7 million). Aggregate sales in the third quarter of 2002 (July - Sept 2002) totaled NIS 590.9 million, compared with NIS 594.8 million in the same quarter last year (July - Sept 2001) ($121.3 million, compared with $122.1 million).

Aggregate operating profit in the first nine months of 2002 totaled NIS 108.4 million, compared with NIS 100.4 million in the same period last year ($22.3 million, compared with $20.6 million). Aggregate operating profit in the third quarter of 2002 totaled NIS 36.8 million, compared with NIS 29.3 million in the same quarter last year ($7.6 million, compared with $6.0 million).

The consolidated data below do not include Neusiedler Hadera Paper (NHP), Hogla-Kimberly (H-K), Carmel and TMM, which are included in the Company’s share in results of associated companies.

Consolidated sales in the first nine months of the year totaled NIS 369.7 million, compared with NIS 390.6 million in the same period last year ($75.9 million, compared with $80.2 million). Consolidated sales in the third quarter of the year totaled NIS 123.5 million, compared with NIS 118.2 million in the third quarter last year ($25.3 million, compared with $24.3 million).

Consolidated operating profit in the first nine months of 2002 totaled NIS 26.7 million, compared with NIS 18.8 million in the same period of 2001 ($5.5 million compared with $3.9 million). Consolidated operating profit in the third quarter of 2002 totaled NIS 12.7 million, compared with NIS 9.6 million in the second quarter of the year (Apr- June), NIS 4.4 million in the first quarter of the year (January-March) and NIS 3.6 million in the third quarter of 2001 ($2.6 million compared with $2.0 million, $0.9 million and $0.7 million, respectively). The consolidated operating profit in the third quarter of 2002 is the highest recorded in the last seven quarters.

Net income in the first nine months of 2002 totaled NIS 31.3 million, compared with NIS 29.3 million in the corresponding period last year ($6.4 million, compared with $6.0 million). Net income in the third quarter of 2002 totaled NIS 10.1 million, compared with NIS 6.5 million in the third quarter of 2001 ($2.1 million compared with $1.3 million).

Earnings per share (EPS) in the first nine months of 2002 totaled NIS 7.95

1

($1.63), compared with NIS 7.44 ($1.53) for the same period last year. Earnings per share (EPS) in the third quarter of 2002 totaled NIS 2.57 ($0.53) compared with NIS 1.64 ($0.34) for the same quarter last year.

The inflation rate in the first nine months of 2002 amounted to 7.0%, compared with 2.0% in the corresponding period last year. The inflation rate in the third quarter of 2002 amounted to 0.6%, compared with 0.9% in the same quarter last year.

The shekel exchange rate was devalued by 10.3% against the US dollar in the first nine months of the year, compared with 7.8% in the corresponding period last year. The devaluation of the shekel amounted to 2.1% in the third quarter of 2002 compared with 4.6% in the corresponding quarter last year.

Mr. Yaacov Yerushalmi, Chairman of the Board and CEO, said that the economic slowdown in the Israeli market grew more severe during the reported period. The slowdown was accompanied by deterioration in the security situation. This consequently led to a continued decline in domestic demand, an increase in unemployment and negative GDP growth. Mr. Yerushalmi said that although the devaluation made imported inputs more costly, due to the economic situation in Israel and rising competition, it was impossible to raise prices by the full increase in costs. The sales turnover in the domestic market was therefore reduced in dollar terms, despite the quantitative growth in sales across most operations.

The following is an analysis of the changes in consolidated sales turnover, by sectors:

•	Packaging papers - Erosion in the selling prices of fluting, originating from the crisis that is plaguing the packaging sector (corrugators), which is reflected in a sharp drop in its profitability, coupled with growth in fluting exports (with the intention of preserving full capacity, manufacturing efficiency and operational inventory levels), which resulted in a decrease in the average price per ton.
•	Office supplies and stationery - A decrease in sales originating from the lower demand for office supplies - especially in the hi-tech sector - coupled with the erosion of prices in dollar terms.
•	Others - The machines operation at Shafir was discontinued during the third quarter of 2002 due to the shutting down of the site (following demands of the Ministry of the Environment). Furthermore, the tissue paper machine in Nahariya was shut down due to the installation of a new tissue machine, owned by H-K.

The gross margin as a percentage of consolidated sales improved in the third quarter of the year, reaching 22.5%, up from 19.2% in the second quarter this year, 16.0% in the first quarter this year and 17.6% in the corresponding quarter last year.

The recent improvement in the gross margin can be attributed to the ongoing improvement in the Group’s efficiency and the acceleration of this improvement since the end of 2001, due to the economic situation in the market. The improved efficiency was reflected primarily in the reduction of labor costs, primarily due to personnel cutbacks, as well as lower raw material costs and reduced manufacturing expenses. Additional savings were realized by an increase in the proportion of self-generated electricity (as opposed to the purchase of electricity), as a result of the improved operation of the new turbine at the Hadera plant. Some of the cost components (such as wages and other local expenses denominated in NIS), were reduced in dollar terms and somewhat offset the erosion of dollar-denominated selling prices.

Financial revenues amounted to NIS 1.1 million during the first nine months of 2002, compared with NIS 5.8 million in the corresponding period ($0.2 million, compared with $1.2 million). The decrease in financial revenues in the reported period this year compared to the corresponding period last year is primarily due to the higher inflation rate and the fluctuations in the dollar exchange rate.

2

The Company’s share in the earnings of associated companies amounted to NIS 14.3 million in the 2002 nine month period, compared with NIS 11.9 million in the corresponding period last year ($2.9 million, compared with $2.4 million). The companies whose earnings are reported under this item (according to AIPM’s share therein), include primarily: H-K, NHP, Carmel and TMM (including Amnir Environmental Services).

The principal changes in AIPM’s share in the results of associated companies during the first nine months this year, compared with the same period last year are as follows:

•	A NIS 11.9 million ($2.4 million) increase on account of the Company’s share in the results of NHP, as a result of continuing improvement in NHP’s profitability and the transition from a loss in the corresponding period last year to a profit as of the fourth quarter last year. Despite the difficult market conditions the improved profit was attained, due to higher output, coupled with the organizational, operational and marketing efficiency measures that were initiated.
•	A decrease of NIS 6.6 million ($1.4 million) in the Company’s share in the results of H-K (including Ovisan), caused by the erosion of selling prices as a result of the accelerated devaluation (10.3% in Israel and 14.1% in Turkey), coupled with escalating competition. The accelerated devaluation also increased financial expenses and taxes. These factors resulted in a decrease in the net income of H-K.
•	A decrease of NIS 1.8 million ($0.4 million) in the Company’s share in the results of Carmel. The decrease resulted from continuing fierce competition and lower demand for packaging, due to the crisis that is plaguing the sector, which resulted in a sharp decrease in selling prices.

The cash flows from operating activities amounted to NIS 25.1 million in the reported period this year (excluding cash flows from a NIS 24.3 million [$5 million] dividend received from an associated company), compared with NIS 4.5 million in the corresponding period last year ($5.2 million, compared with $0.9 million). Most of the change originates from differentials in the growth of working capital over the years: NIS 39.6 million last year, compared with NIS 11.1 million this year ($8.1 million, compared with $2.5 million).

Net income in the nine months period includes non-recurring net gains of NIS 0.5 million ($0.1 million), originating from:

•	The discontinuance of the operations of the old tissue paper machine at Molett Nahariya.
•	The discontinuance of the operations of the Shafir machines in Tel Aviv, including costs associated with shutting down the site in Tel Aviv.
•	Profit from the sale of real estate in Ashdod.
•	Tax revenues relating to previous years.

In early September, the Company signed an agreement with the Tel Aviv Municipality for the extension of the lease period of the real estate, on which the Shafir plant that was recently shut down had been located, until the year 2059, in return for the payment by the Company of approximately $6.2 million, as part of a special offer on the part of the Municipality for the area. The Company is currently investigating several options for using the land.

In early September, the Company sold land that it owned in the city of Ashdod for $1.65 million.

H-K recently vacated the distribution site in Tel Aviv that it had leased from the Company, due to its relocation to a new distribution site at Tzrifin. The Company is currently investigating various options for using the land.

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In March 2002, the Company announced the distribution of a dividend for 2001, in the amount of NIS 22.6 million (NIS 5.77 per share). The dividend payment was made in April 2002.

This report may contain various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                                AMERICAN ISRAELI PAPER MILLS LTD.
                                       SUMMARY OF RESULTS
                                           (UNAUDITED)
                                    Adjusted NIS in thousands
                                    except per share amounts

                                 Nine months ended September 30,
                                          Adjusted NIS

                                       2002         2001
                                       ----         ----

Net sales                           369,736      390,557

Net earnings                         31,331       29,302

Earnings per share                     7.95         7.44

                                Three months ended September 30,
                                          Adjusted NIS

                                       2002         2001
                                       ----         ----

Net sales                           123,471      118,175

Net earnings                         10,119        6,492

Earnings per share                     2.57         1.64

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of September 2002.

The representative exchange rate at September 30, 2002 was NIS 4.871=$1.00.

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THE FOLLOWING DOCUMENTS ARE AN ENGLISH TRANLATION
OF THE DOCUMENTS FILED WITH THE
TEL AVIV STOCK EXCHANGE
AND
ISRAELI SECURITIES & EXCHANGE COMMISIION

November 6, 2002

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM”) for the first nine months of the year 2002.

I.	A Summarized Description of the Group and Its Business Environment

	1.	General

AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.
	2.	The Business Environment

The economic slowdown in the Israeli market grew more severe during the reported period (January-September 2002). The slowdown was accompanied by a deterioration in the security situation. This consequently led to a continued decline in domestic demand, an increase in unemployment and negative GDP growth.

The accelerated devaluation of the NIS against the US dollar continued throughout the first nine months of 2002, while fluctuating over the course of the period and reaching a record NIS 5 per dollar in mid-June this year (a devaluation of 13% since the end of 2001). A significant increase of interest rates by the Governor of the Bank of Israel (over 5% in the course of the year, including approximately 3% in June alone), managed to halt the continued ascent of the dollar rate of exchange. Although volatility in the foreign exchange market is continuing due to the prevailing uncertainty in the markets resulting from the economic and security situations.

The devaluation made imported inputs more costly, but due to the economic situation in Israel and rising competition, it was impossible to raise prices by the full increase in costs. Sales turnover in the domestic market was therefore reduced in dollar terms, despite a quantitative growth in sales across most operations.

Global prices of pulp began to rise in the second quarter this year, following a year during which those prices declined sharply. This increase was stopped in the current quarter. Because of prevailing uncertainty in the global economy, the price trend in the following quarters is unclear.

The Group initiated efficiency measures that were intended to deal with the difficult surrounding conditions. These efficiency measures, which encompass all of the Group’s areas of operation, include personnel cutbacks – in both management and operations – coupled with accelerated reductions in both the fixed and variable manufacturing cost components.

The inflation rate during the first nine months of 2002 amounted to 7.0%, compared with 2.0% during the corresponding period last year (January-September 2001). Inflation in the third quarter this year (July-September 2002) amounted to 0.6%, compared with 0.9% in the third quarter last year (July-September 2001).

The devaluation of the shekel against the US dollar amounted to approximately 10.3% this year, compared with 7.8% last year. The devaluation of the shekel against the US dollar amounted to 2.1% in the third quarter this year, compared with 4.6% in the corresponding quarter last year.

II.	Results of Operations

	1.	Aggregate Data
Aggregate sales in the reported period amounted to NIS 1,803.0 million (NIS – New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 1,879.3 million in the corresponding period last year ($370.2 million, compared with $385.7 million).

Aggregate operating income amounted to NIS 108.4 million during that period, compared with NIS 100.4 million in the corresponding period last year ($22.3 million, compared with $20.6 million).

Aggregate sales in the third quarter of the year totaled NIS 590.9 million, compared with NIS 594.8 million in the corresponding quarter last year ($121.3 million compared with $122.1 million).

Aggregate operating income amounted to NIS 36.8 million during the third quarter this year, compared with NIS 29.3 million in the corresponding quarter last year ($7.6 million, compared with $6.0 million).

Despite the quantitative increase in sales of most companies in the Group, a decrease was recorded in sales turnover due to the reduction of the turnover in dollar terms, coupled with fierce competition – primarily in the diaper market (Hogla-Kimberly) – and the economic crisis that reduced the demand in the packaging sector (Carmel).

2.	Consolidated Data
Excluding the results of operation of Neusiedler Hadera Paper (fine paper), Hogla-Kimberly, Carmel and TMM – which appear in the Company’s share in the earnings of associated companies.

Consolidated sales amounted to NIS 369.7 million during the reported period, compared with NIS 390.6 million in the corresponding period last year ($75.9 million, compared with $80.2 million).

Operating income amounted to NIS 26.7 million during the reported period, compared with NIS 18.8 million in the corresponding period last year ($5.5 million, compared with $3.9 million).

Operating margin as a percentage of sales, reached 7.2% of the sales this year, compared with 4.8% in the corresponding period last year.

Sales totaled NIS 123.5 million in the third quarter of the year , compared with NIS 118.2 million in the corresponding quarter last year ($25.3 million compared with $24.3 million).

Operating income amounted to NIS 12.7 million in the third quarter this year. compared with NIS 9.6 million in the second quarter of the year (April-June 2002), NIS 4.4 million in the first quarter of the year (January-March 2002) and NIS 3.6 million in the third quarter last year ($2.6 million, compared with $2.0 million, $0.9 million and $0.7 million).

It should be noted that the consolidated operating income in the third quarter this year is the highest recorded during the last seven quarters.

Income before taxes and before extraordinary items (see below) amounted to NIS 27.8 million during the reported period, compared with NIS 24.6 million in the corresponding period last year ($5.7 million, compared with $5.1 million).

3.	Net income

Net income amounted to NIS 31.3 million – or 8.5% of sales – during the reported period, compared with NIS 29.3 million – or 7.5% of sales – in the corresponding period last year ($6.4 million, compared with $6.0 million).

Net income in the third quarter of the year totaled NIS 10.1 million – or 8.2% of sales – compared with NIS 6.5 million – or 5.5% of sales – in the corresponding quarter last year ($2.1 million compared with $1.3 million).

Net income in the reported period includes non-recurring net gains of NIS 0.5 million ($0.1 million), originating from (see also notes C and D to the financial statements):
-	The discontinuance of the operation of the old tissue paper machine at Molett Nahariya (due to the establishment of a new machine at the site by Hogla-Kimberly).
-	The discontinuance of the operation of the Shafir paper machines in Tel Aviv (due to the shutting down of the site as a result of environmental demands), net of costs associated with shutting down the site in Tel Aviv (includng severance payments for the Shafir employees).
-	Profit from the sale of the real estate in Ashdod (the site was formerly the Leika plant for household paper).
-	Tax revenues relating to previous years.

The return on shareholders’ equity in annual terms amounted to 5.9% this year, compared with 5.8% in the corresponding period last year.

Earnings per share (EPS) in the reported period totaled NIS 795 per NIS 1 par value ($1.63 per share), compared with NIS 744 per NIS 1 par value in the corresponding period last year ($1.53 per share).

Earnings per share (EPS) in the third quarter of the year totaled NIS 257 per NIS 1 par value ($0.53 per share), compared with NIS 164 per NIS 1 par value in the corresponding quarter last year ($0.34 per share).

III.	Analysis of Operations and Profitability

The analysis below is based on the consolidated data.

	1.	Sales

Consolidated sales amounted to NIS 369.7 million during the reported period, compared with NIS 390.6 million in the corresponding period last year ($75.9 million, compared with $80.2 million) – a decrease of NIS 20.8 million ($4.3 million), or approximately 5%.

The following is an analysis of changes in sales turnover, by sectors:
		-	Packaging papers – Erosion in the selling prices of fluting, as a result ofthe crisis that is plaguing the packaging sector (corrugators), which isreflected in a sharp drop in its profitability, coupled with growth in fluting exports (with the intention of preserving full capacity, manufacturing efficiency and operational inventory levels) that resulted in a decrease in the average price per ton.
		-	Office supplies and stationery – A decrease in sales originating from the lower demand for office supplies, especially in the hi-tech sector, coupled with a reduction of prices in dollar terms.
		-	Others – The machines operation at Shafir was discontinued during the third quarter of 2002, due to the shutting down of the site (following demands of the Ministry of the Environment). Furthermore, the tissue paper machine in Nahariya was shut down due to the installation of a new tissue machine, owned by Hogla-Kimberly.

	2.	Cost of Sales

The cost of sales amounted to NIS 298.6 million – or 80.7% of sales – during the reported period, compared with NIS 315.0 million – or 80.7% of sales – in the corresponding period last year ($61.3 million, compared with $64.7 million).

The reduction of selling prices and the discontinuance of operations – as mentioned above – resulted in lower consolidated turnover this year compared with the preceding year. Gross profit consequently decreased from NIS 75.5 million ($15.5 million) in the corresponding period last year, to NIS 71.2 million ($14.6 million) in the first nine months of 2002. Gross margin as a percentage of sales nevertheless remained similar to last year, at 19.3%.

Gross margin as a percentage of sales improved in the third quarter of the year, reaching 22.5%, up from 19.2% in the second quarter this year, 16.0% in the first quarter this year and 17.6% in the corresponding quarter last year.

The recent improvement in gross margin can be attributed to the ongoing improvement in the Group’s efficiency and the acceleration of this improvement since the end of 2001, in order to cope with the economic situation in the market. The improved efficiency was reflected primarily in a reduction of labor costs, primarily due to personnel cut backs, as well as lower raw material costs and various manufacturing expenses. Additional savings were realized by an increase in the proportion of self-generated electricity (as opposed to the purchase of electricity), as a result of improved operation of the new turbine at the Hadera plant. Some of the cost components (such as wages and other local expenses denominated in NIS), were reduced in dollar terms and somewhat offset the erosion of dollar-denominated selling prices.

At the same time, a decrease was recorded in energy prices, reflecting the lowering of fuel oil prices by 7% in relation to the corresponding period last year – which also contributed to the improved gross margin this year.
We note that fuel oil prices increased by an average of 17% in the third quarter of the year, compared with the average in the first half of the year, due to the global rise in fuel prices.

Labor Wages

The labor wages within the cost of sales and within selling, general and administrative expenses amounted to NIS 103.8 million during the reported period, compared with NIS 128.1 million in the corresponding period last year ($21.3 million, compared with $26.3 million).

The decrease in labor expenses originated both from the lowering of the number of personnel (by an average of 7%) as a result of the Group’s efficiency measures, as well as a result of the changes in exchange rate ratios (shekel/dollar) between the different periods.

The decrease in personnel at the Group (aggregate), as at September 30 2002, amounted to 6% (approximately 210 employees), in comparison with September 30, 2001.

3.	Selling, General and Administrative Expenses
Selling, general and administrative expenses (including wages) amounted to NIS 44.5 million this year (12.0% of sales), compared with NIS 56.7 million (14.5% of sales), last year ($9.1 million compared with $11.6 million).

The decrease originates primarily from lower labor expenses and cutbacks in expenses, as a result of the efficiency measures.

4.	Financial Revenues

Financial revenues amounted to NIS 1.1 million during the reported period, compared with NIS 5.8 million in the corresponding period ($0.2 million, compared with $1.2 million).

The real-term devaluation during the reported period (3.1%) reduced the CPI-linked liability on account of the Company’s notes, while creating financial revenues therefrom. During the corresponding period last year, due to higher real-term devaluation (5.6%), financial revenues under this item were higher.

The average balance of short-term credit was similar this year to the average balance during the corresponding period last year. Nevertheless, due to fluctuations in the dollar exchange rate and in the interest rate during the first nine months of 2002, lower financial revenues were recorded from this item in the reported period.

In the reported period, higher financial expenses were recorded on account of reduction of operating balances, compared with the corresponding period last year.

The Company’s operating financial balances include assets and liabilities denominated in various currencies. Therefore, the implications of the devaluation and the fluctuations of the dollar on these balances vary from one period to the next.

5.	Profit Before Taxes

Income before taxes and extraordinary items amounted to NIS 27.8 million during the reported period, compared with NIS 24.6 million in the corresponding period last year ($5.7 million, compared with $5.1 million).

	6.	Company's Share in Earnings of Associated Companies

The Company’s share in the earnings of associated companies amounted to NIS 14.3 million in the reported period, compared with NIS 11.9 million in the corresponding period last year ($2.9 million, compared with $2.4 million).

The companies whose earnings are reported under this item (according to AIPM’s share therein), include primarily: Hogla-Kimberly, NHP, Carmel and TMM (including Amnir Environmental Services).

The following are the principal changes in AIPM’s share in the earnings of associated companies during the first nine months of 2002, compared with last year:

		-	A NIS 11.9 million ($2.4 million) increase on account of the company’s share in NHP, as a result of continuing improvement in NHP’s profitability and the transition from a loss in the corresponding period last year to a profit as of the fourth quarter last year. The improved profit was attained, despite difficult market conditions, due to higher output, coupled with the organizational, operational and marketing efficiency measures that were initiated.

		-	A decrease of NIS 6.6 million ($1.4 million) in the Company’s share in the consolidated results of Hogla-Kimberly (including Ovisan), caused by the erosion of selling prices as a result of the accelerated devaluation (10.3% in Israel and 14.1% in Turkey), coupled with escalating competition. The accelerated devaluation also increased financial expenses and taxes. These factors resulted in decrease in the net income of Hogla-Kimberly.

		-	A decrease of NIS 1.8 million ($0.4 million) in the company’s share in the earnings of Carmel. The decrease resulted from the continuing fierce competition and lower demand for packaging, due to the crisis that is plaguing the sector, which resulted in a sharp decrease in selling prices.

IV.	Liquidity and Investments

	1.	Cash Flows

The cash flows from operating activities amounted to NIS 25.1 million in the first nine months of 2002 (excluding cash flows on account of a NIS 24.3 million [$5 million] dividend received from an associated company), compared with NIS 4.5 million in the corresponding period last year ($5.2 million, compared with $0.9 million). Most of the change originates from differentials in the growth of working capital over the years: NIS 39.6 million last year, compared with NIS 11.1 million this year ($8.1 million, compared with $2.5 million).

	2.	Accounts Receivable

Accounts receivable item as at September 30, 2002 totaled NIS 143.0 million, compared with NIS 127.9 million at September 30, 2001 ($29.4 million, compared with $26.3 million). The increase in accounts receivable originates primarily from the growth in sales in the last quarter, compared with the corresponding quarter last year. No significant change was recorded in the number of customer credit days.

	3.	Inventories

Inventories as at September 30, 2002 totaled NIS 105.1 million, compared with NIS 142.6 million at September 30, 2001 and NIS 131.3 million at December 31, 2001 ($21.6 million, compared with $29.3 million and $27.0 million). The decrease in inventory levels is indicative primarily of the Company’s continued efforts toward lowering its inventories and adjusting them to the levels of operation.

	4.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 45.5 million during the reported period, compared with NIS 27.0 million in the corresponding period last year ($9.3 million, compared with $5.5 million) and included the payment of some NIS 29 million ($6.2 million) for an extension of the term of the ground lease from the Tel Aviv Municipality, for the Shafir property, for an additional period, ending in 2059.

V.	Exposure and Management of Market Risks

The Management Discussion dated December 31, 2001 outlined the essence of the exposure and management of market risks, determined by the board of directors. The following is an update, as of September 30,2002.
The maximum exposure determined by the Board of Directors has not changed and consequently, the maximum exposure of the surplus assets denominated in NIS on account of which no hedging is made (through the acquisition of forward transactions or derivatives), remained NIS 58.5 million ($12 million). This sum also includes NHP and Hogla-Kimberly.

Credit Risks
The Company has CPI-linked long-term loan obligations (notes and loans) in the total sum of NIS 48.6 million ($10.0 million), with the interest thereon being no higher than the market interest rate. In the event that the inflation rate should rise and be considerably higher than the rate of devaluation of the shekel against the dollar, this could lead to a loss being recorded in the Company’s financial statements as a result of a surplus of CPI-linked liabilities (see below).

The Company is not presently involved in any forward transactions or derivatives.

Report of Linkage Bases

The following are the balance sheet items, according to linkage bases, as at September 30, 2002 and comparison to December 31, 2001:

------------------------------------- ---------- ------------- --------------- ---------- ----------

In NIS Millions                        Unlinked   CPI-linked     In foreign    Non-monetary Total
                                                                currency, or     items
                                                               linked thereto
                                                                (primarily $)
------------------------------------- ---------- ------------- --------------- ---------- ----------
------------------------------------- ---------- ------------- --------------- ---------- ----------
Assets
------

Cash and cash equivalents                   1.2                         2.2                    3.4
Accounts receivable                       252.9                        49.2         17.7     319.8
Inventories                                                                        105.1     105.1
Investments in associated companies
                                            5.0           8.8          48.7        348.0     410.5
Fixed assets, net                                                                  363.5     363.5
Deferred expenses, net of accrued
amortization                                                                         0.6       0.6
------------------------------------- ---------- ------------- --------------- ---------- ----------
------------------------------------- ---------- ------------- --------------- ---------- ----------
Total assets                              259.1           8.8         100.1        834.9   1,202.9
                                          -----           ---         -----        -----   -------

Liabilities
-----------
Loans from banks                          112.6           1.5          27.8                  141.9
Accounts payable                          192.5                         8.3                  200.8
Deferred taxes on income                                                            65.2      65.2
Notes                                                    47.1                                 47.1
Other liabilities                          32.8                         2.5                   35.3
Shareholders Equity,                                                               712.6     712.6
------------------------------------- ---------- ------------- --------------- ---------- ----------
Total liabilities and equity              337.9          48.6          38.6        777.8   1,202.9
                                          -----          ----          ----        -----   -------
------------------------------------- ---------- ------------- --------------- ---------- ----------

Surplus financial assets
(liabilities) as at September 30,         (78.8)        (39.8)         61.5         57.1       -
2002
------------------------------------- ---------- ------------- --------------- ---------- ----------
------------------------------------- ---------- ------------- --------------- ---------- ----------

Surplus financial assets
(liabilities) as at December 31,           (95.6)       (49.5)         56.9         88.2       -
2001
------------------------------------- ---------- ------------- --------------- ---------- ----------

Associated Companies

Hogla-Kimberly, an associated company, has a subsidiary operating in Turkey. The impact of the exposure of this company to the economic situation in Turkey – and especially to fluctuations in the exchange rate of the Turkish lira in relation to the dollar – may be expressed in the Group’s financial statements within the framework of the Company’s share in the earnings of associated companies.

VI.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results and operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII.	General

	•	In early September, the Company signed an agreement with the Tel Aviv Municipality for the extension of the lease period of the real estate lease for the Shafir plant that was recently shut down, until the year 2059, in return for the payment of $6.2 million by the Company, as part of a special offer on the part of the Municipality. The Company is currently investigating several options for using the land.

	•	In early September, the Company sold land that it owned in the city of Ashdod, for $1.65 million.

	•	Hogla-Kimberly recently vacated its distribution site in Tel Aviv it had leased from the Company, due to the relocation to the new distribution site at Tzrifin. The Company is currently investigating various options for using the land in Tel Aviv.

	•	In March 2002, the Company announced the distribution of a dividend for 2001, in the amount of NIS 22.6 million (NIS 5.77 per share). The dividend payment was made in April 2002.

__________________ Y. Yerushalmi Chairman of the Board of Directors	__________________ S. Rotem Director

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
ADJUSTED NIS IN THOUSANDS

                                                    SEPT. 30,2002        SEPT.30,2001        DEC. 31,2001
                                                     (UNAUDITED)          (UNAUDITED)          (AUDITED)
                                                   -------------        -------------       -------------
CURRENT ASSETS:
---------------

Cash and cash equivalents                                  3,380                4,763               3,954

Receivables:
    Trade                                                142,993              127,869             129,780
    Other                                                176,788              155,110             138,867
Inventories                                              105,087              142,584             131,345
                                                   -------------        -------------       -------------
Total current assets                                     428,248              430,326             403,946

Investments in associated companies                      410,508              447,323             419,576

FIXED ASSETS
------------

Cost                                                   1,031,098            1,005,476           1,009,130
Less - accumulated depreciation                          667,634              657,438             663,001
                                                   -------------        -------------       -------------
                                                         363,464              348,038             346,129
Deferred charges -
    net of accumulated amortization                          648                  728                 704
                                                   -------------        -------------       -------------
                                                       1,202,868            1,226,415           1,170,355
                                                   -------------        -------------       -------------

CURRENT LIABILITIES:
--------------------

Credit from banks                                        141,181              169,578             124,901
Current maturities of long-term notes                      6,707                7,066               6,948
Payables and accured liabilities:
    Trade                                                105,769              112,407              97,972
    Other                                                 94,975               93,211              87,402
                                                   -------------        -------------       -------------
Total current liabilities                                348,632              382,262             317,223

LONG-TERM LIABILITIES
---------------------

Deferred income taxes                                     65,223               56,606              58,817
Loans from banks and other liabilities (net
    of current maturities):
    Loans from banks                                         755                1,596               1,174
    Notes                                                 40,346               49,569              48,741
    Other liabilities                                     35,266               38,689              38,642
                                                   -------------        -------------       -------------
Total long term liabilities                              141,590              146,460             147,374

Total liabilities                                        490,222              528,722             464,597

SHAREHOLDERS' EQUITY:
---------------------

Share capital                                            139,329              139,329             139,329
Capital surplus                                          100,179            * 100,179             100,179
Currency adjustments in respect of financial
    statements of associated companies                    (4,978)           *  (2,582)             (3,532)
Retained earnings                                        478,116              460,767             469,782
                                                   -------------        -------------       -------------
                                                         712,646              697,693             705,758
                                                   -------------        -------------       -------------
                                                       1,202,868            1,226,415           1,170,355
                                                   -------------        -------------       -------------
* Reclassified.

Adjusted New Israeli Shekel amounts have been adjusted to
reflect changes in the rate of exchange between the U.S. dollar and the
New Israeli Shekel as at the end of September 2002.
The representative exchange rate at September 30, 2002 was N.I.S. 4.871 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
ADJUSTED NIS IN THOUSANDS

                                                   NINE-MONTH PERIOD       THREE-MONTH PERIOD   YEAR ENDED
                                                     ENDED SEPT. 30          ENDED SEPT. 30       DEC. 30
                                                    2002        2001        2002        2001       2001
                                                    ====        ====        ====        ====       ====
                                                       (UNAUDITED)             (UNAUDITED)       (AUDITED)
                                                       -----------             -----------       ---------

Net sales                                          369,736     390,557     123,471     118,175    522,482

Cost of sales                                      298,559   * 315,014      95,668   *  97,348    426,948
                                                  --------   ---------     -------   ---------   --------
Gross profit                                        71,177      75,543      27,803     20,827     95,534
                                                  --------   ---------     -------   ---------   --------

Selling and marketing, administrative and
      general expenses:

    Selling and marketing                           23,815   *  23,822       8,070   *   7,591     35,503
    Administrative and general                      20,705   *  32,909       7,069   *   9,621     37,199
                                                  --------   ---------     -------   ---------   --------
                                                    44,520      56,731      15,139      17,212     72,702
                                                  --------   ---------     -------   ---------   --------
Income from ordinary operations                     26,657      18,812      12,664       3,615     22,832
                                                  --------   ---------     -------   ---------   --------

Financial income (expenses) - net                    1,118   *   5,806      (2,346)  *   5,018      9,263

Discontinued operations and realization
     of assets, net (see note C)                    (3,273)                 (3,273)

Gain on issuance to a third party                                                                   1,218
                                                  --------   ---------     -------   ---------   --------
Income before taxes on income                       24,502      24,618       7,045       8,633     33,313
                                                  --------   ---------     -------   ---------   --------
Taxes on income (see note D)                         7,477   *   7,211         170   *   4,630     11,694

Income from operations of the company
                                                  --------   ---------     -------   ---------   --------
     and the consolidated subsidiaries              17,025      17,407       6,875       4,003     21,619
                                                  --------   ---------     -------   ---------   --------
Share in profits of associated companies - net      14,306      11,895       3,244       2,489     16,698
                                                  --------   ---------     -------   ---------   --------
Net income for the period                           31,331      29,302      10,119       6,492     38,317
                                                  --------   ---------     -------   ---------   --------
Net income per NIS 1 par value of
---------------------------------
shares (in adjusted N.I.S)                             795         744         257         164        970
--------------------------                        --------   ---------     -------   ---------   --------

* Reclassified.
Adjusted New Israeli Shekel amounts have been adjusted to
reflect changes in the rate of exchange between the U.S. dollar and the
New Israeli Shekel as at the end of September 2002.
The representative exchange rate at September 30, 2002 was N.I.S. 4.871 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ADJUSTED NIS IN THOUSANDS

                                                                           ADJUSTMENTS
                                                                           DUE TO THE
                                                                           TRANSLATION
                                                                           OF FINANCIAL
                                                                           STATEMENTS OF
                                                      SHARE      CAPITAL     ASSOCIATED      RETAINED
                                                     CAPITAL     SURPLUS     COMPANIES       EARNINGS      TOTAL
                                                    ---------   ---------  --------------    --------     --------
Balance at January 1, 2002 (audited)                 139,329     100,179          (3,532)     469,782      705,758
------------------------------------

Changes during the nine month period ended
------------------------------------------
September 30, 2002 (unaudited):
-------------------------------
Net income                                                                                     31,331       31,331

Dividend distributed net of erosion of dividend
    proposed in March 2002                                                                    (22,997)     (22,997)

Adjustments due to the translation respect of
    financial statements of associated companies                                  (1,446)                   (1,446)
                                                    --------    --------         -------     --------     --------
Balance at September 30, 2002 (unaudited)            139,329     100,179          (4,978)     478,116      712,646
-----------------------------------------           --------    --------         -------     --------     --------

Balance at January 1, 2001 (audited)                 139,329     100,179                      431,465      670,973
------------------------------------

Changes during the nine month period ended
------------------------------------------
September 30, 2001 (unaudited):
-------------------------------
Net income                                                                                     29,302       29,302

Exercise of employees options into shares                  *                                                     *

Adjustments due to the translation respect of
    financial statements of associated companies                                  (2,582)                   (2,582)
                                                    --------    --------         -------     --------     --------
Balance at September 30, 2001 (unaudited)            139,329     100,179          (2,582)     460,767      697,693
-----------------------------------------           --------    --------         -------     --------     --------

Balance at July 1, 2002 (unaudited)                  139,329     100,179          (4,248)     467,997      703,257
-----------------------------------

Changes during the three month period ended
-------------------------------------------
September 30, 2002 (unaudited):
-------------------------------

Net income                                                                                     10,119       10,119

Adjustments due to the translation respect of
    financial statements of associated companies                                    (730)                     (730)
                                                    --------    --------         -------     --------     --------
Balance at September 30, 2002 (unaudited)            139,329     100,179          (4,978)     478,116      712,646
                                                    --------    --------         -------     --------     --------

Balance at July 1, 2001 (unaudited)                  139,329     100,179            (916)     454,275      692,867
------------------------------------

Changes during the three month period ended
-------------------------------------------
September 30, 2001 (unaudited):
-------------------------------

Net income                                                                                      6,492        6,492

Adjustments due to the translation respect of
    financial statements of associated companies                                  (1,666)                   (1,666)
                                                    --------    --------         -------     --------     --------
Balance at September 30, 2001 (unaudited)            139,329     100,179          (2,582)     460,767      697,693
-----------------------------------------           --------    --------         -------     --------     --------

Balance at January 1, 2001 (audited)                 139,329     100,179                      431,465      670,973
------------------------------------

Changes during the year ended December 31, 2001
-----------------------------------------------
(audited):
----------

Net income                                                                                     38,317       38,317

Exercise of employees options into shares                  *                                                     *

Adjustments due to the translation respect of
    financial statements of associated companies                                  (3,532)                   (3,532)
                                                    --------    --------         -------     --------     --------
Balance at December 31, 2001 (audited)               139,329     100,179          (3,532)     469,782      705,758
--------------------------------------              --------    --------         -------     --------     --------

* Represents a sum under 1,000 NIS.
Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the N.I.S as at the end of September 2002. The representative exchange rate at Sept. 30, 2002 was N.I.S. 4.871=$1.00
The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED NIS IN THOUSANDS

                                                       NINE-MONTH      NINE-MONTH     THREE-MONTH     THREE-MONTH
                                                      PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED
                                                     SEPT. 30, 2002  SEPT. 30, 2001  SEPT. 30, 2002  SEPT. 30, 2001  DEC. 31, 2001
                                                     --------------  --------------  --------------  --------------  --------------
                                                      (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)      (AUDITED)
                                                     --------------  --------------  --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
Net income for the period                                    31,331          29,302          10,119           6,492          38,317
Adjustments to reconcile net income to net cash
      provided by operating activities (*):                  18,112         (24,754)         (3,231)          3,645         (16,833)
                                                     --------------  --------------  --------------  --------------  --------------
Net cash provided by operating activities                    49,443           4,548           6,888          10,137          21,484
                                                     --------------  --------------  --------------  --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------
Purchase of fixed assets                                    (45,464)        (26,959)        (34,729)         (8,152)        (33,405)
Associated companies:
      Investment in associated companies and
           loans granted                                     (2,923)        (36,484)         (2,310)         (7,316)         (4,524)
      Repayment of loans                                                      2,240                             195           2,740
Proceeds from sale of fixed assets                           12,067             806          10,640             397           1,597
                                                     --------------  --------------  --------------  --------------  --------------
Net cash used in investing activities                       (36,320)        (60,397)        (26,399)        (14,876)        (33,592)
                                                     --------------  --------------  --------------  --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
Repayment of long-term loans from banks and others             (770)           (852)           (200)           (195)         (1,189)
Redemption of Notes                                          (6,630)         (7,447)                                         (7,448)
Dividend paid                                               (22,997)
Short-term bank credit and loans - net                       16,700          64,184          20,139           6,073          19,972
                                                     --------------  --------------  --------------  --------------  --------------
Net cash provided by (used in) financing activities         (13,697)         55,885          19,939           5,878          11,335
                                                     --------------  --------------  --------------  --------------  --------------

Increase (decrease) in cash and cash equivalents               (574)             36             428           1,139            (773)
Balance of cash and cash equivalents at beginning
of period                                                     3,954           4,727           2,952           3,624           4,727
                                                     --------------  --------------  --------------  --------------  --------------
Balance of cash and cash equivalents at end of
period                                                        3,380           4,763           3,380           4,763           3,954

(*) Adjustments to reconcile net income to net
    cash provided by operating activities:
Income and expenses not involving cash flows:
Associated companies:
    Share in profits of associated companies - net          (14,306)        (11,895)         (3,244)         (2,489)        (16,698)
    Dividend received from those companies                   24,306
Depreciation and amortization                                22,450          24,918           7,473           7,787          32,662
Deferred income taxes - net                                   7,974           7,545           2,757           4,540           8,106
Capital (gains) losses -
    On sale of fixed assets                                     (12)            178             280             (17)             24
    On discontinued operations and realization of
         assets-net                                           1,496                           1,496
    On issuance to a third party                                                                                             (1,218)
Erosion of principal of long-term loans from
    banks and others - net                                      (69)           (102)             (4)            (80)           (195)
Exchange and linkage differences on Notes                    (2,006)         (3,390)           (254)         (2,001)         (4,337)
Erosion of long-term loans to associated companies              545             482             182             300             841
Linkage differences on long term capital note to
    an associated company                                    (3,376)         (2,848)           (700)         (1,676)         (3,354)
Changes in operating assets and liabilities:
Decrease (increase) in receivables                          (52,702)         10,692         (44,060)          7,672          26,672
Decrease (increase) in inventories                           18,442         (16,031)         (2,764)         (4,926)         (4,792)
Increase (decrease) in payables and accrued
liabilities                                                  15,370         (34,303)         35,607          (5,465)        (54,544)
                                                     --------------  --------------  --------------  --------------  --------------
                                                             18,112         (24,754)         (3,231)          3,645         (16,833)

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New
Israeli Shekel as at the end of September 2002. The representative exchange rate at September 30, 2002 was N.I.S. 4.871 = $1.00
The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
Notes to the Summary of Consolidated Financial Statements September 30, 2002
(Unaudited)

A.    The interim condensed statements as of September 30, 2002 and for the 9 months and 3 months periods then ended (hereinafter "the interim statements") were presented in condensed form in according with generally accepted accounting principles for interim financial information and in accordance with the Securities Regulations (Periodic and interim
      Statements) 1970. The accounting principles applied in the interim statements are in conformity with the principles applied in the annual financial statements. The interim statements do not contain all the information and notes required for preparation of annual financial statements.

B.    The following are the changes that occurred in the US dollar exchange rate and in the consumer price index during the reported periods:

                                               Dollar          Consumer
                                            Exchange Rate    Price Index
                                            -------------    -----------
                                                 (%)              (%)
                                                 ---              ---
Nine monts ending September:  2002              10.3              7.0
                              2001               7.8              2.0
Three monts ending September: 2002               2.1              0.6
                              2001               4.6              0.9
Year ending December 31, 2001                    9.3              1.4

C.    Discontinued Operations and Realization of Assets:

1.    In the course of the third quarter this year, the company discontinued its operations in the following sites:

      *     In the Molett site in Nahariya, the operations of the old tissue machine was discontinued, with the establishment of a new tissue machine by Hogla-Kimberly Ltd., an associated company. In this framework the old tissue machine was sold to a third party, overseas.

      *     Due to the demands of the Ministry of the Environment, the operations of the old paper machines at the Shafir site in Tel Aviv were discontinued. The discontinuation of operations included the laying off of employees, the sale of the machines to a third party overseas, as well as additional complementary costs.

      *     The company sold real estate that it owned in the city of Ashdod, which previously served as a household paper plant that was shut down and was subsequently leased out.

2.    The company's statements of income for the third quarter of the year and for the period ended September 30, 2002, include (net) - before income taxes - expenses in the sum of adjusted NIS 3,273 thousand, consisting of severance payments expenses, on account of the discontinuance of the operations, in the sum of adjusted of NIS 2,596 thousand, other expenses related to the discontinuation of operations (net of the proceeds generated by the sale of the fixed assets) in the sum of adjusted NIS
      4,978 thousand and net of capital gains from the sale of real estate - as stated above - in the sum of adjusted NIS 4,301 thousand.

D.    Taxes on income :
      The company's statements of income for the third quarter of the year and for the period ended September 30, 2002, include - withinthe taxes on income item - net tax revenues on account of the expenses associated with the discontinuation of operations and the realization of the said assets, in the sum of adjusted NIS 1,631 thousand and also tax revenues on account of previous years, in the sum of adjusted NIS 2,095 thousand.

E.    Recently Published Standards:
1.    Accounting Standard No. 12 - Discontinuation of Adjustment of Financial
      Statements

      In the course of the year 2001, the Israeli Accounting Standards Board published Accounting Standard No. 12, regarding the discontinuation of the adjustment of financial statements. According to this standard, the adjustment of financial statements will cease as of January 1st 2003.
      Until December 31st 2002, the company will continue to maintain adjusted financial statements, pursuant to Opinion 36 of the Institute of CPAs in
      Israel. The adjusted sums appearing in the financial statements as at
      December 31st 2002 will serve as the basis for nominal financial reporting as of January 1st 2003.

2.    Accounting Standard No. 14 - Financial Reporting for Interim Periods

      In August 2002, the Israeli Accounting Standards Board published
      Accounting Standard No. 14 - "Financial Reporting for Interim Periods",
      which is to supersede Opinion 43 of the Institute of CPAs in Israel covering the same issue, and will apply to financial statements forinterim periods, as of 2003. The company estimates that the implementation of the standard will not possess a material impact on the company.

                          NEUSIEDLER HADERA PAPER LTD.
                                 INTERIM REPORT

                                   (Unaudited)

                              AT SEPTEMBER 30, 2002

                                TABLE OF CONTENTS

                                                                        Page

              AUDITORS' REVIEW REPORT                                     2
              CONDENSED INTERIM FINANCIAL STATEMENTS -
                  IN ADJUSTED NEW ISRAELI SHEKELS (NIS):
                  Balance sheets                                          3
                  Statements of operations                                4
                  Statements of changes in shareholder's equity           5
                  Statements of cash flows                                6
                  Notes to condensed financial statements                 7

                          NEUSIEDLER HADERA PAPER LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                              AT SEPTEMBER 30, 2002

                                                                     Adjusted new Israeli shekels**
                                                              ---------------------------------------------------------------
                                                                            September 30                      December 31,
                                                              -----------------------------------------
                                                                    2002                    2001                  2001
                                                              -----------------       ----------------      ----------------
                                                                             (Unaudited)                        (Audited)
                                                              ----------------------------------------      ----------------
                   A s s e t s                                                          In thousands
                                                              --------------------------------------------------------------
CURRENT ASSETS:
    Cash and cash equivalents                                            47,073                 16,552                31,447
    Accounts receivable:
       Trade                                                            172,881                183,365               171,635
       Other                                                             13,820              *  21,790             *  15,587
    Inventories                                                          90,708                102,159               103,124
                                                              -----------------       ----------------      ----------------
           T o t a l current assets                                     324,482                323,866               321,793
                                                              -----------------       ----------------      ----------------

FIXED ASSETS:
    Cost                                                                135,312                116,368               122,671
    L e s s - accumulated depreciation                                   18,193                 11,052                12,713
                                                              -----------------       ----------------      ----------------
                                                                        117,119                105,316               109,958
                                                              -----------------       ----------------      ----------------

GOODWILL, net of accumulated amorization                                  5,787                  6,487                 6,313
                                                              -----------------       ----------------      ----------------
           T o t a l assets                                             447,388                435,669               438,064
                                                              =================       ================      ================

      Liabilities and shareholders' equity
CURRENT LIABILITIES:
   Short-term bank credit                                                16,278                  4,847                12,723
   Accounts payable and accruals:
       Trade - open accounts                                             76,587                 52,851                78,540
       American Israeli Paper Mills Limited and its
         subsidiaries - net                                              75,837                106,733                81,740
       Other                                                             17,380                 17,884                18,213
                                                              -----------------       ----------------      ----------------
           T o t a l current liabilities                                186,082                182,315               191,216
                                                              -----------------       ----------------      ----------------

LONG-TERM LIABILITIES:
    Long-term loans :
       Loans from banks (net of current maturities)                      80,591                104,936                96,348
       Capital notes from shareholders                                   97,420                 97,420                97,420
    Deferred income taxes - net                                          17,769              *     138             *     294
    Liability for employee rights upon retirement                           141                    137                   141
                                                              -----------------       ----------------      ----------------
           T o t a l long-term liabilities                              195,921                202,631               194,203
                                                              -----------------       ----------------      ----------------
           T o t a l liabilities                                        382,003                384,946               385,419
                                                              -----------------       ----------------      ----------------
SHAREHOLDERS' EQUITY:
    Share capital                                                             1                      1                     1
    Capital surplus                                                      48,222                 48,222                48,222
    Retained earnings                                                    17,162                  2,500                 4,422
                                                              -----------------       ----------------      ----------------
                                                                         65,385                 50,723                52,645
                                                              -----------------       ----------------      ----------------
 T o t a l liabilities and shareholders' equity                         447,388                435,669               438,064
                                                              =================       ================      ================

 *   Reclassified.
 *   * Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of September 2002. The representative exchange rate at
     September 30, 2002 was $1=NIS 4.871.

                                                              ------------------                       ----------------------
                                                                 Eliaz Amar                                Yaki Yerushalmi
                                                                    Chief                               Vice Chairman of the
                                                              Financial Officer                          Board of Directors

  Date of approval of the financial statements: November 6, 2002

    The accompanying notes are an integral part of these condensed financial statements.

                                        3

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

                                                                     Adjusted new Israeli shekels*
                                        --------------------------------------------------------------------------------------------
                                                 Nine months                                   Three months             Year ended
                                              ended September 30                             ended September 30        December 31,
                                        -----------------------------------       ----------------------------------
                                             2002                 2001                 2002                2001            2001
                                        ------------       ----------------       ------------        --------------  -------------
                                                   (Unaudited)                                (Unaudited)               (Audited)
                                        -----------------------------------       ----------------------------------  -------------
                                                                   In thousands (except share data)
                                        -------------------------------------------------------------------------------------------

SALES - net                                  483,426                500,354            159,627              156,319        620,219
COST OF SALES                                421,629                472,351            138,351              140,851        572,661
                                        ------------       ----------------       ------------        -------------   ------------
GROSS PROFIT                                  61,797                 28,003             21,276               15,468         47,558
                                        ------------       ----------------       ------------        -------------   ------------
SELLING, MARKETING, ADMINISTRATIVE
      AND GENERAL EXPENSES:
      Selling and marketing                   24,589                 25,469              6,971                9,331         34,569
      administrative and general               9,207                  7,331              4,033                2,534         10,758
                                        ------------       ----------------       ------------        -------------   ------------
                                              33,796                 32,800             11,004               11,865         45,327
                                        ------------       ----------------       ------------        -------------   ------------
INCOME (LOSS) FROM ORDINARY OPERATIONS        28,001                 (4,797)            10,272                3,603          2,231
FINANCIAL EXPENSES - net                       5,246                 10,408              1,885                4,501         14,584
                                        ------------       ----------------       ------------        -------------   ------------
INCOME (LOSS) BEFORE TAXES ON INCOME          22,755                (15,205)             8,387                 (898)       (12,353)
TAXES ON INCOME (TAX BENEFIT)                 10,015                 (4,569)             3,439                   33         (3,639)
                                        ------------       ----------------       ------------        -------------   ------------
INCOME (LOSS) AFTER TAXES ON INCOME           12,740                (10,636)             4,948                 (931)        (8,714)
SHARE IN LOSSES OF ASSOCIATED COMPANY                                  (410)                                                  (410)
                                        ------------       ----------------       ------------        -------------   ------------
NET INCOME (LOSS) FOR THE PERIOD              12,740                (11,046)             4,948                 (931)        (9,124)
                                        ============       ================       ============        =============   ============

                                        ------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER NIS 1 OF PAR
  VALUE OF SHARES                             12,740                (11,046)             4,948                 (931)        (9,124)
                                        ============       ================       ============        =============   ============

      *     Adjusted for the changes in the general purchasing power of the
            Israeli currency based on the changes in the exchange rate of the
            U.S dollar as at the end of September 2002. The representative exchange rate at September 30, 2002 was $1= NIS 4.871.

      The accompanying notes are an integral part of these condensed financial statements.

                                       4

                          NEUSIEDLER HADERA PAPER LTD.

             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

                                                                                         Adjusted new Israeli shekels*
                                                                     --------------------------------------------------------------
                                                                        Share             Capital          Reatained
                                                                       capital            surplus           earnings         Total
                                                                       -------            -------           --------         ------
                                                                                                  In thousands
                                                                       ------------------------------------------------------------

BALANCE AT JANUARY 1, 2002 (audited)                                         1             48,222             4,422          52,645
CHANGES DURING THE NINE MONTHS
    ENDED SEPTEMBER 30, 2002 (unaudited) -
      net income                                                                                             12,740          12,740
                                                                       -------            -------            ------          ------
BALANCE AT SEPTEMBER 30, 2002 (unaudited)                                    1             48,222            17,162          65,385
                                                                       =======            =======            ======          ======

BALANCE AT JANUARY 1, 2001 (audited)                                         1             48,222            13,546          61,769
CHANGES DURING THE NINE MONTHS
    ENDED SEPTEMBER 30, 2001 (unaudited) -
      loss                                                                                                  (11,046)         11,046)
                                                                       -------            -------            ------          ------
BALANCE AT SEPTEMBER 30, 2001 (unaudited)                                    1             48,222             2,500          50,723
                                                                       =======            =======            ======          ======

BALANCE AT JULY 1, 2002 (unaudited)                                          1             48,222            12,214          60,437
CHANGES DURING THE THREE MONTHS
    ENDED SEPTEMBER 30, 2002 (unaudited) -
      net income                                                                                              4,948           4,948
                                                                       -------            -------            ------          ------
BALANCE AT SEPTEMBER 30, 2002 (unaudited)                                    1             48,222            17,162          65,385
                                                                       =======            =======            ======          ======

BALANCE AT JULY 1, 2001 (unaudited)                                          1             48,222             3,431          51,654
CHANGES DURING THE THREE MONTHS
    ENDED SEPTEMBER 30, 2001 (unaudited) -
      loss                                                                                                     (931)           (931)
                                                                       -------            -------            ------          ------
BALANCE AT SEPTEMBER 30, 2001 (unaudited)                                    1             48,222             2,500          50,723
                                                                       =======            =======            ======          ======

BALANCE AT JANUARY 1, 2001 (audited)                                         1             48,222            13,546          61,769
CHANGES DURING  2001 (audited) -
      loss                                                                                                   (9,124)         (9,124)
                                                                       -------            -------            ------          ------
BALANCE AT DECEMBER 31, 2001 (audited)                                       1             48,222             4,422          52,645
                                                                       =======            =======            ======          ======

      *     Adjusted for the changes in the general purchasing power of the
            Israeli currency based on the changes in the exchange rate of the
            U.S dollar as at the end of September 2002. The representative exchange rate at September 30, 2002 was $1= NIS 4.871.

      The accompanying notes are an integral part of these condensed financial statements.

                                       5

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

                                                                                       Adjusted new Israeli shekels (d)
                                                                          ------------------------------------------------------
                                                                           Nine months ended    Three months ended   Year ended
                                                                              September 30         September 30      December 31,
                                                                          ------------------    ------------------   -----------
                                                                            2002       2001       2002       2001       2001
                                                                          -------    -------    -------    -------    --------
                                                                               (Unaudited)           (Unaudited)      (Audited)
                                                                          ------------------    ------------------    --------
                                                                                                In thousands
                                                                          ----------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES :

       Net income (loss) for the period                                    12,740    (11,046)     4,948       (931)    (9,124)

       Adjustments to reconcile net income  to net cash
             provided by operating activities (a)                          27,756      8,338     30,668     26,576     61,599
                                                                          -------    -------    -------    -------    -------
       Net cash provided by (used in) operating activities                 40,496     (2,708)    35,616     25,645     52,475
                                                                          -------    -------    -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES :

       Acquisition of subsidiary consolidated for the first time (b)                  (2,455)                          (2,455)
       Purchase of fixed assets                                           (14,024)    (7,554)    (3,089)    (3,046)   (14,179)
       Proceeds from sale of fixed assets                                     409         97        233                   113
                                                                          -------    -------    -------    -------    -------
       Net cash used in investing activities                              (13,615)    (9,912)    (2,856)    (3,046)   (16,521)
                                                                          -------    -------    -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES :

       Short-term credit from banks - net                                  (4,496)    (5,633)        78    (16,238)    (5,848)
       Repayment of long-term bank loans                                   (6,759)               (6,759)
       Credit from American Israeli Paper Mills Limited - net                         33,464                 7,307
                                                                          -------    -------    -------    -------    -------
       Net cash provided by (used in) financing activites                 (11,255)    27,831     (6,681)    (8,931)    (5,848)
                                                                          -------    -------    -------    -------    -------

INCREASE  OF CASH AND CASH EQUIVALENTS                                     15,626     15,211     26,079     13,668     30,106
BALANCE OF CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD                                                   31,447      1,341     20,994      2,884      1,341
                                                                          -------    -------    -------    -------    -------
BALANCE OF CASH AND CASH EQUIVALENTS AT
     END OF PERIOD                                                         47,073     16,552     47,073     16,552     31,447
                                                                          =======    =======    =======    =======    =======

(a)  Adjustments to reconcile net income to net cash provided by (used in)
       operating activities:

       Income and expenses not involving cash flows:
             Share in losses of asdociated company                                       410                              410
             Depreciation and  amortization                                 6,668      5,293      2,264      1,868      7,230
             Deferred income taxes - net                                   10,224     (3,759)     3,511         36     (2,824)
             Liability for employee rights upon retirement                               (31)        (5)       (31)        (6)
             Capital loss on sale of fixed assets                             312          5        318                   210
             Erosion of (linkage differences on) long-term bank loans        (947)    (1,882)      (143)     1,374     (2,378)
             Linkage differences on loan long-term to
                associated company                                                       122                     1        124
                                                                          -------    -------    -------    -------    -------
                                                                           16,257        158      5,945      3,248      2,766
                                                                          -------    -------    -------    -------    -------
       Changes in operating assets and liabilities:
               Decrease (increase) in receivable :
                      Trade                                                (1,246)    13,495     19,291     19,920     25,222
                      Other                                                 9,018     (7,287)     2,478     (6,600)    (1,865)
               Decrease in inventories                                     12,416     68,936     14,755     24,462     67,971
                Increase (decrease) in accounts payable and accruals :
                      Trade                                                (1,953)   (30,087)   (13,493)   (15,500)    (4,397)
                      American Israeli Paper Mills Limited and its
                         subsidiaries - net                                (5,903)(c)(29,027)     2,929(c)  (1,297)   (20,555)
                     Other                                                   (833)    (7,850)    (1,237)     2,343     (7,543)
                                                                          -------    -------    -------    -------    -------
                                                                           11,499      8,180     24,723     23,328     58,833

                                                                          -------    -------    -------    -------    -------
                                                                           27,756      8,338     30,668     26,576     61,599
                                                                          =======    =======    =======    =======    =======

(b) Acquisition of a subsidiary consolidated for the first time :

    Fair value of assets and liabilities acquired, at acquisition date :
         Working capital deficiency (excluding cash and cash equivalents) - net        4,324                            4,324
          Fixed assets                                                                (1,365)                          (1,365)
          Liability for employee rights upon retirement                                   56                               56
          Deferred income taxes - net                                                 (2,384)                          (2,384)
     Investment in associated company at acquisition date                              2,322                            2,322
    Goodwill arising on acquisition *                                                 (6,831)                          (6,831)
                                                                                      ------                           ------
                                                                                      (3,878)                          (3,878)
    Less - amount recorded against debit balance of the former sharholder              1,423                            1,423
                                                                                      ------                           ------
                                                                                      (2,455)                          (2,455)
                                                                                      ======                           ======
     * Including goodwill balance at acquisition date

(c)   See also financing activities above.

(d)   Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of September 2002. The representative exchange rate at September
      30, 2002 was $1= NIS 4.871.

      The accompanying notes are an integral part of these condensed financial statements.

                                        6

                          NEUSIEDLER HADERA PAPER LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              AT SEPTEMBER 30, 2002

                                   (Unaudited)

      1     The interim statements at September 30, 2002 and for the nine and three month periods then ended (hereafter - the interim statements)
            were drawn up in condensed form, in accordance with accounting principles generally accepted in Israel to interim statements and in accordance with the Securities Regulations (Periodic and Immediate
            Reports), 1970. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements. Nevertheless, the interim statements do not include all the information and
            explanations required for annual financial statements.

      2     Follwing are the changes in exchange rate of the dollar and in the
            Israeli consumer price index (the "CPI"):

                                                                         Exchange rate
                                                                         of the dollar    CPI
                                                                         -------------    ----
                                                                              %             %
                                                                         -------------    ----
             Increase in the nine months ended September 30:
                                                     2002                    10.3          7.0
                                                     2001                     7.8          2.0
             Increase in the three months ended September 30:
                                                     2002                     2.1          0.6
                                                     2001                     4.6          0.9
             Increase in the year ended December 31, 2001                     9.3          1.4

      3     Recently issued accounting pronouncements :

            a.    In October 2001, the IASB issued Israel Accounting Standard
                  No. 12 "Discontinuance of Adjusting Financial Statements for
                  Inflation". Standard 12 provides for the discontinuance of adjusted financial statements and the return to the nominal-
                  historical financial reporting as is generally practiced in the world, due to the significant decrease in the inflation rates in recent years and the less common usage of linkage in the Israeli economy. The date for the transition to
                  nominal-historical reporting will be January 1, 2003.

                  According to this Standard, the adjustment of financial
                  statements will be discontinued commencing January 1, 2003.
                  Through December 31, 2002, the Company will continue to draw up financial statements, adjusted in accordance with Opinion
                  36 of the Israeli Institute. The adjusted amounts as of
                  December 31, 2002, will be the base for the nominal-
                  historical financial reporting in the following periods.

                  The implementation of Standard 12 will mainly affect the
                  financing expenses item.

                  Upon the issuance of Standard 12, Clarifications No. 8 and 9 to Opinion 36 of the Israeli Institute, were canceled and
                  replaced by Israel Accounting Standard No. 13 "The Effects of
                  Changes in Foreign Exchange Rates". Most of the provisions of
                  Standard 13 correspond to the provisions which appeared in the above mentioned clarifications.

            b.    In August 2002, the IASB issued Israel Accounting Standard No.
                  14 " Financial Reporting for Interim Periods," which is to supersede Opinion No. 43 of the Institute of Certified Public
                  Accountants in Israel on this issue. Standard 14 would be
                  effective for interim financial statements commencing in 2003.
                  In the opinion of the Company and its subsidiaries ,the
                  application of the new Standard would not have a matirial
                  effect on the Company and its subsidiaries.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002

TABLE OF CONTENTS

	Page
ACCOUNTANTS’ REVIEW REPORT	1

CONDENSED FINANCIAL STATEMENTS:

Balance Sheet	2

Statements of Operations	3

Statements of Changes in Shareholders’ Equity	4

Statements of Cash Flows	5	-6

Notes to Financial Statements	7	-9

The Board of Directors of Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2002

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of September 30, 2002.

–	Statements of operations for the nine months and three months ended September 30, 2002.

–	Statements of changes in shareholders’ equity for the nine months and three months ended September 30, 2002.

–	Statements of cash flows for the nine months and three months ended September 30, 2002.

The financial statements for the six-month period ended June 30, 2002, were reviewed by other accountants. In addition, the comparative figures as of December 31, 2001 and for the year then ended were audited by other auditors, and the comparative figures as of September 30, 2001 and for the nine months and three months then ended were reviewed by other accountants. Those other auditors and accountants issued unqualified reports on all those financial statements.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review performed is substantially less in scope than an examination in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

In performing our review, nothing came to our attention which indicates that material modifications should be made to the aforementioned interim financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu
Tel Aviv, October 30, 2002

1

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES CONDENSED INTERIM CONSOLIDATED BALANCE SHEET In thousands of New Israeli Shekels (Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

	As of September 30,		As of December 31,
	2002	2001	2001
CURRENT ASSETS	Unaudited
Cash and cash equivalents	9,556	111,006	93,448
Current maturities of long-term deposits	15,100	105,700	27,765
Trade receivables	182,306	187,225	186,968
Other receivables	16,930	18,520	18,077
Inventories	91,921	83,558	77,937

	315,813	506,009	404,195
LONG-TERM INVESTMENTS
Long-term deposits	86,704	975	78,910
Capital note from shareholder	32,770	36,653	36,146

	119,474	37,628	115,056
FIXED ASSETS
Cost	499,266	407,103	430,131
Less - accumulated depreciation	210,344	201,174	204,629

	288,922	205,929	225,502
OTHER ASSETS
Goodwill	36,178	39,266	38,496

	760,387	788,832	783,249

CURRENT LIABILITIES
Short-term bank credit	1,450	9,105	–
Current maturities of long-term loans	22,892	105,700	27,765
Trade payables	109,743	111,568	100,284
Other payables and accrued expenses	36,193	49,340	51,593
Dividend payable	–	–	48,710

	170,278	275,713	228,352
LONG-TERM LIABILITIES
Bank loans	91,575	975	78,910
Deferred taxes	20,628	19,893	21,569

	112,203	20,868	100,479
MINORITY INTEREST	48,251	45,698	46,339

SHAREHOLDERS’ EQUITY
Share capital	32,022	32,022	32,022
Capital reserves	174,415	174,415	174,415
Retained earnings	223,218	240,116	201,642

	429,655	446,553	408,079

	760,387	788,832	783,249

T. Davis	A. Magid	A. Brenner
Chairman of the Board of Directors	Financial Manager	Managing Director
Date of approval of the interim financial statements: October 30, 2002 See notes to condensed interim consolidated financial statements. 2

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of New Israeli Shekels, except per share data
(Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	(Unaudited)
NET SALES	642,763	688,326	207,302	222,276	913,536
COST OF SALES	451,399	465,720	145,268	151,052	621,998

Gross profit	191,364	222,606	62,034	71,224	291,538
SELLING EXPENSES	113,213	111,957	38,532	36,091	151,264
GENERAL AND
ADMINISTRATIVE EXPENSES	23,015	23,740	7,555	8,571	31,732

Operating profit	55,136	86,909	15,947	26,562	108,542
FINANCING EXPENSES, NET	16,439	18,682	6,162	9,080	19,377
OTHER INCOME (EXPENSES), NET	241	(815)	86	(528)	(612)

Income before income taxes	38,938	67,412	9,871	16,954	88,553
INCOME TAXES	15,450	30,311	5,059	10,292	40,575

Income after income taxes	23,488	37,101	4,812	6,662	47,978
MINORITY INTERST IN
EARNINGS OF SUBSIDIARIES	1,912	1,061	557	25	1,702

Net income	21,576	36,040	4,255	6,637	46,276

EARNINGS PER SHARE
(IN NIS)	2.61	4.36	0.51	0.80	5.60

WEIGTHED AVERAGE NUMBER
OF SHARES USED FOR
COMPUTATION	8,263,473	8,263,473	8,263,473	8,263,473	8,263,473

See notes to condensed interim consolidated financial statements. 3

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
In thousands of New Israeli Shekels
(Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

	Share capital	Capital reserves	Retained earnings	Total
Nine months ended September 30,
2002 (Unaudited)

Balance - January 1, 2002	32,022	174,415	201,642	408,079
Net income for the period	–	–	21,576	21,576

Balance - September 30, 2002	32,022	174,415	223,218	429,655

Nine months ended September 30,
2001 (Unaudited)

Balance - January 1, 2001	32,022	174,415	204,076	410,513
Net income for the period	–	–	36,040	36,040

Balance - September 30, 2001	32,022	174,415	240,116	446,553

Three months ended September 30,
2002 (Unaudited)

Balance - July 1, 2002	32,022	174,415	218,963	425,400
Net income for the period	–	–	4,255	4,255

Balance - September 30, 2002	32,022	174,415	223,218	429,655

Three months ended September 30,
2001 (Unaudited)

Balance - July 1, 2001	32,022	174,415	233,479	439,916
Net income for the period	–	–	6,637	6,637

Balance - September 30, 2001	32,022	174,415	240,116	446,553

Year ended December 31, 2001

Balance - January 1, 2001	32,022	174,415	204,076	410,513
Net income for the year	–	–	46,276	46,276
Dividend	–	–	(48,710)	(48,710)

Balance - December 31, 2001	32,022	174,415	201,642	408,079

See notes to condensed interim consolidated financial statements. 4
HOGLA-KIMBERLY LTD. AND SUBSIDIARIES CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS In thousands of New Israeli Shekels (Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	(Unaudited)
Cash flows - operating activities
Net income	21,576	36,040	4,255	6,637	46,276
Adjustments to reconcile net income to net cash
provided by operating activities
(Appendix A)	(2,437)	17,475	17,173	(5,231)	20,755

Net cash provided by operating
activities	19,139	53,515	21,428	1,406	67,031

Cash flows - investing activities
Investment in long-term bank deposits	–	(15,100)	–	(8,769)	(15,100)
Withdrawal of long-term bank deposits	4,871	–	4,871	–	–
Acquisition of fixed assets	(68,819)	(30,692)	(24,667)	(17,804)	(53,092)
Proceeds from sale of fixed assets	385	1,038	35	337	1,469

Net cash used in investing activities	(63,563)	(44,754)	(19,761)	(26,236)	(66,723)

Cash flows - financing activities
Dividend paid	(48,710)	–	–	–	–
Long-term loan received	7,792	15,100	7,792	8,769	15,100
Short-term bank credit, net	1,450	9,105	(15,199)	9,105	–

Net cash provided by (used in)
financing activities	(39,468)	24,205	(7,407)	17,874	15,100

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(83,892)	32,966	(5,740)	(6,956)	15,408
CASH AND CASH EQUIVALENTS -
BEGINNING OF PERIOD	93,448	78,040	15,296	117,962	78,040

CASH AND CASH EQUIVALENTS -
END OF PERIOD	9,556	111,006	9,556	111,006	93,448

See notes to condensed interim consolidated financial statements. 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of New Israeli Shekels
(Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	(Unauditied)
A. Adjustments to reconcile net income to net cash provided by operating activities

Income and expenses not involving
cash flows:
Minority interest in earnings of subsidiaries	1,912	1,061	557	25	1,702
Depreciation and amortization	18,045	17,580	5,652	6,288	23,650
Deferred taxes, net	915	1,737	182	1,437	3,369
Gain from sale of fixed assets	(241)	(160)	(86)	(195)	(415)
Exchange rate differences on capital note	3,376	2,848	700	1,672	3,355

Changes in assets and liabilities:
Decrease (increase) in trade receivables	4,221	(3,006)	7,261	3,826	(2,253)
Increase in other receivables	(708)	(8,333)	(88)	(491)	(7,848)
Decrease (increase) in inventories	(13,984)	5,422	5,194	(7,871)	11,042
Increase (decrease) in trade payables	1,812	(8,525)	(18,793)	(5,435)	(1,174)
Net change in balances with related parties	(2,385)	16,906	14,981	(938)	3,794
Increase (decrease) in other payables and accrued expenses	(15,400)	(8,055)	1,613	(3,549)	(14,467)

	(2,437)	17,475	17,173	(5,231)	20,755

B. Non-cash activities
					48,710
Dividend

Acquisition of fixed assets	10,472		310		2,649

See notes to condensed interim consolidated financial statements. 6

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
In thousands of New Israeli Shekels
(Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

NOTE 1 — BASIS OF PRESENTATION

A.	The unaudited condensed interim consolidated financial statements as of September 30, 2002 and for the nine months and three months then ended (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2001 and for the year then ended, including the notes thereto. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

The accounting principles applied in the preparation of the condensed interim financial statements are consistent with those principles applied in preparation of the Company’s most recent annual audited financial statements.

The interim financial statements have been prepared in a condensed format in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements.

B.	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Pound, and in the Israeli Consumer Price Index (“CPI”).

	Representative Exchange Rate of the dollar (NIS per $1)	Turkish Pound (“TP”) Exchange Rate with the U.S. dollar (TP’000 per $1)	CPI “in respect of” (in points)
As of:
September 30, 2002	4.871	1,650	182.85
September 30, 2001	4.355	1,533	171.92
December 31, 2001	4.416	1,447	170.91

Increase during the period:	%	%	%
Nine months ended September 30, 2002	10.3	14.1	7.0
Nine months ended September 30, 2001	7.8	128.2	2.0
Three months ended September 30, 2002	2.1	5.2	0.6
Three months ended September 30, 2001	4.6	21	0.9
Year ended December 31, 2001	9.3	115.3	1.4

NOTE	2 — INCOME TAXES

During 2002, the Company’s program for the establishment of a new facility was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959 under “alternative benefits” track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be exempt from tax for a period of 10 years commencing in the year in which the program is substantially completed (2002). Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track.

7

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
In thousands of New Israeli Shekels
(Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

NOTE	3 — RECENT ACCOUNTING STANDARDS

A.	STANDARD NO. 12 — CESSATION OF FINANCIAL STATEMENTS ADJUSTMENT

In October 2001, the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statements Adjustment. According to this standard, the adjustment of financial statements for inflation in Israel will cease commencing January 1, 2003. Through December 31, 2002 the Company will continue to prepare dollar-linked financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the December 31, 2002 balance sheet will serve as the opening, nominal balances at January 1, 2003. Following that date the Company’s financial statements are to be presented in nominal NIS.

B.	STANDARD NO. 13 — EFFECT OF CHANGES IN FOREIGN CURRECY EXCHANGE RATES

In October 2001, the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company. Standard No. 13 will be effective for reporting periods commencing January 1, 2003.

The following is an outline of the major changes included in Standard No. 13:

a.	Classification of foreign operations as an “autonomous unit” or as an “extension of the company” requires the application of judgment and should be based on the indicators established in this standard. This approach differs from the existing principles, which require the fulfillment of several cumulative tests prior to the determination of a foreign activity as an “autonomous unit” and prohibit the application of judgment.

b.	Translation of income and expense items as well as cash flow amounts of foreign operations constituting “autonomous units” based on the exchange rate in effect on the transaction/cash flow date or, due to practicality, using average exchange rates in effect during the reporting period. This differs from the current principles whereby the translation of all the autonomous unit’s financial statement items is carried out based on the current exchange rates.

c.	Adjustment of an autonomous unit’s financial statements prior to their translation into the company’s reporting currency, which is always permitted under the existing principles, will be carried out only when the “autonomous unit” operates in a highly inflationary environment. In these cases, the closing exchange rates should be used for translation.

d.	Goodwill created upon the acquisition of an “autonomous unit” will be treated as an asset of the autonomous unit” and translated by using the closing exchange rates. This differs from current principles, according to which goodwill is deemed a non-monetary, independent item of the acquiring company.

8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
In thousands of New Israeli Shekels
(Inflation-adjusted for changes in the U.S. dollar/Shekel exchange rate)

NOTE 3 — RECENT ACCOUNTING STANDARDS (cont.)

B.	STANDARD NO. 13 — EFFECT OF CHANGES IN FOREIGN CURRECY EXCHANGE RATES (cont.)

e.	A decline in value of an investment in an “autonomous unit” will not result in the release to the statement of operations of amounts previously recorded as exchange-rate differences in the statement of operations. This rule constitutes an amendment to Opinion No. 68.

While the Company is currently examining Standard No. 13, it cannot evaluate, at this stage, the impact it will have on its financial position and results of operations.

C.	STANDARD NO. 14 — INTERIM FINANCIAL REPORTING

In August 2002, the Israeli Accounting Standards Board published Standard No. 14, Interim Financial Reporting, which defines the minimal content of financial reporting for interim periods, including the disclosure required in the notes thereto and details the accounting principles pertaining to recognition and measurement issues to be implemented in interim financial reporting. Standard No. 14 should be implemented in interim financial statements for periods starting January 1, 2003.

The major changes established by Standard No. 14 in relation to current accounting principles are as follows:

a.	Provisions for income taxes during the interim period will be accrued on the basis of the tax rate applicable to the expected annual pre-tax income, i.e., the estimated average annual income tax amount multiplied by the interim pre-tax income. This is contrary to the existing rules according to which provisions for income tax for the interim periods were established on the basis of data known at the end of the reported interim period.

A carry-forward tax loss in respect of which no deferred income tax amount had been provided does affect the average annual tax rate and, therefore, will be allocated over the interim periods by the ratio of the income reported during the entire interim period divided by the estimated income for the year. Such practice differs from existing rules, according to which the determination of the provisions for income taxes in the first interim period took into account previous years’ carry-forward losses.

b.	Should the estimated amount reported in the interim period change considerably during the reported year’s last interim period without separate financial statements being published for that last interim period, then the essence and the amount of that change in estimate require disclosure in the annual financial statements for that particular fiscal year.

While the Company is currently evaluating the impact of the adoption of this new standard will have on its financial position and results of operations, the Company does not expect such impact to be material.

8

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. By /s/ Lea Katz —————————————— Lea Katz, Corporate Secretary

Date: November 7, 2002